EXHIBIT 12.1

	As of and For the Fiscal Year Ended April(1)
	2001	2002	2003		2004	2005
	(Dollars in millions)
Computation of Earnings:
Income from continuing operations	$(248.4)	$(56.7)	$(12.4)		$35.8	$(71.2)
Net interest expense	37.6	38.0	42.3		44.3	30.9
Interest portion of operating lease expense	8.9	9.2	7.1		6.8	7.6

Earnings for Ratio Calculation(2)	$(210.9)	$(9.5)	$37.0		$86.9	$(32.7)

Computation of Fixed Charges:
Net interest expense	$37.6	$38.0	$42.3		$44.3	$30.9
Interest portion of operating lease expense	8.9	9.2	7.1		6.8	7.6

Total Fixed Charges(3)	$46.5	$47.2	$49.4		$51.1	$38.5
Ratio of Earnings to Fixed Charges	— (4)	— (4)	—	(4)	1.7	— (4)

(1)
We use a fiscal year ending on the last Sunday of April in each year.

(2)
For purposes of computing the ratio of earnings to fixed charges, earnings represent income before income taxes, discontinued operations and cumulative effect of changes in accounting principles and fixed charges less distributions on existing preferred securities of the Fleetwood Capital Trust.

(3)
Fixed charges consist of interest expense and the portion of rental expense considered to be a reasonable estimate of the interest factor. Included in fixed charges was interest expense related to discontinued operations of $11.1 million, $8.9 million, $9.4 million, $13.5 million and $20.5 million, for fiscal years 2005, 2004, 2003, 2002 and 2001, respectively

(4)
Our ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. Our ratios of earnings to fixed charges for the fiscal years ended 2005, 2003, 2002, and 2001 were not meaningful since earnings were inadequate to cover fixed charges by $71.2 million, $12.4 million, $56.7 million and $248.4 million, respectively.